SEABRIDGE GOLD INC.

 CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2015

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.  Financial statements include certain amounts based on estimates and judgments. When an alternative method exists under IFRS, management has chosen a policy it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with IFRS.

The Company maintains adequate systems of internal controls.  Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded and that the financial information is relevant and reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management’s discussion and analysis.  The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors.  The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities.  The Audit Committee also reviews the consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders.  KPMG LLP, the external auditors, have full and free access to the Audit Committee.

/s/ Rudi P. Fronk	/s/ Christopher J. Reynolds
Rudi P. Fronk	Christopher J. Reynolds
Chairman & CEO	Vice President, Finance and Chief Financial Officer
March 24, 2016	March 24, 2016

KPMG LLP	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Seabridge Gold Inc.

We have audited the accompanying consolidated financial statements of Seabridge Gold Inc., which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2015 and December 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.  KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Seabridge Gold Inc. as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seabridge Gold Inc.’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 24, 2016 expressed an unmodified (unqualified) opinion on the effectiveness of Seabridge Gold Inc.’s  internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

March 24, 2016
Toronto, Canada

KPMG LLP	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of Seabridge Gold Inc.

We have audited Seabridge Gold Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Seabridge Gold Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included under the heading Internal Controls over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2015. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Seabridge Gold Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.  KPMG Canada provides services to KPMG LLP.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Seabridge Gold Inc. as of December 31, 2015 and December 31, 2014, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2015 and December 31, 2014, and our report dated March 24, 2016 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants
March 24, 2016
Toronto, Canada

SEABRIDGE GOLD INC.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)

	Note	December 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	4	990	256
Short-term deposits	4	14,540	6,037
Amounts receivable and prepaid expenses	5	565	5,092
Investments	6	4,039	4,897
		20,134	16,282
Non-current assets
Mineral interests	7	278,798	260,521
Reclamation deposits	9	1,595	1,553
Total non-current assets		280,393	262,074
Total assets		300,527	278,356

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8	1,392	3,737
Taxes payable		-	65
Flow-through share premium	10	981	941
		2,373	4,743
Non-current liabilities
Deferred income tax liabilities	14	14,841	12,430
Provision for reclamation liabilities	9	1,329	1,349
Total non-current liabilities		16,170	13,779
Total liabilities		18,543	18,522

Shareholders’ equity	10	281,984	259,834
Total liabilities and shareholders’ equity		300,527	278,356

Commitments (Note 15)

The accompanying notes form an integral part of these consolidated financial statements.

These financial statements were approved by the Board of Directors and were signed on its behalf:

/s/ Rudi P. Fronk	/s/ Jay S. Layman
Rudi P. Fronk	Jay S. Layman
Director	Director

SEABRIDGE GOLD INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of Canadian dollars except common share and per common share amounts)

	Note	2015	2014
Corporate and administrative expenses	12	(9,410)	(14,091)
Gain on disposition of mineral properties	7	1,000	2,489
Other income - flow-through shares	10	2,907	7,489
Impairment of mineral interests	7	(350)	(2,437)
Impairment of investments	6	(891)	(1,236)
Other gains on investments	6	266	517
Interest income		101	190
Finance expense and other		(20)	(20)
Foreign exchange gain (loss)		31	(25)
Loss before income taxes		(6,366)	(7,124)
Income tax expense	14	(2,700)	(5,899)
Loss for the year		(9,066)	(13,023)

Other comprehensive loss, net of income taxes:
Reclassification of previously deferred gains on available for sale investments		-	(1,272)
Items that may subsequently be reclassified to profit or loss:
Unrealized gain on available for sale investments	6	97	166
Total other comprehensive loss		97	(1,106)
Comprehensive loss for the year		(8,969)	(14,129)

Basic and diluted net loss per Common Share		(0.18)	(0.27)

Basic weighted average number of common shares outstanding		49,825,270	47,655,513

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars except number of shares)

	Shares	Share Capital	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Equity
As at January 1, 2015	48,438,876	295,545	29,197	15,061	(80,009)	40	259,834
Share issuance	3,437,500	28,284	-	-	-	-	28,284
Share issuance costs	-	(1,101)	-	-	-	-	(1,101)
Stock-based compensation	-	-	3,647	-	-	-	3,647
Shares - RSUs	263,250	2,607	(2,607)	-	-	-	-
Expired options	-	-	(7,646)	7,646	-	-	-
Deferred tax	-	289	-	-	-	-	289
Other comprehensive gain	-	-	-	-	-	97	97
Net loss for the year	-	-	-	-	(9,066)	-	(9,066)
As at December 31, 2015	52,139,626	325,624	22,591	22,707	(89,075)	137	281,984

As at January 1, 2014	47,081,376	283,544	26,818	9,233	(66,986)	1,146	253,755
Share issuance	1,205,000	11,205	-	-	-	-	11,205
Share issuance costs	-	(919)	-	-	-	-	(919)
Stock-based compensation	-	-	9,679	-	-	-	9,679
Shares - RSUs	152,500	1,472	(1,472)	-	-	-	-
Expired options	-	-	(455)	455	-	-	-
Cancelled options	-	-	(5,373)	5,373	-	-	-
Deferred tax	-	243	-	-	-	-	243
Other comprehensive loss	-	-	-	-	-	(1,106)	(1,106)
Net loss for the year	-	-	-	-	(13,023)	-	(13,023)
As at December 31, 2014	48,438,876	295,545	29,197	15,061	(80,009)	40	259,834

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

	2015	2014
Operating Activities
Net loss	(9,066)	(13,023)
Items not affecting cash:
Impairment of mineral interests	350	2,437
Gain on disposition of mineral properties	(1,000)	(2,489)
Stock-based compensation	3,647	9,679
Other income - flow-though shares	(2,907)	(7,489)
Impairment of investments	891	1,236
Other loss on investments	(300)	(517)
Income tax expense	2,700	5,899
Finance expense and other	20	20
Taxes paid	(58)	(1,219)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	408	(253)
Accounts payable and accrued liabilities	(2,111)	1,465
Net cash used in operating activities	(7,426)	(4,254)

Investing Activities
Mineral interests	(18,602)	(30,988)
Mineral exploration tax credits	4,119	4,435
Purchase of short-term deposits	(30,000)	(12,000)
Redemption of short-term deposits	21,497	26,054
Disposition of mineral interests	1,000	1,000
Cash proceeds from sale of investments	294	2,065
Net cash used in investing activities	(21,692)	(9,434)

Financing Activities
Issue of share capital (net of transaction costs)	29,852	12,881
Net increase (decrease) in cash and cash equivalents during the year	734	(807)

Cash and cash equivalents, beginning of the year	256	1,063
Cash and cash equivalents, end of the year	990	256

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015 and 2014

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries (Seabridge Gold (NWT) Inc. and Seabridge Gold Corp.) and is a company engaged in the acquisition and exploration of gold properties located in North America.  The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002.  Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Statement of compliance and basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issuance by the Board of Directors of the Company on March 24, 2016.

3.	Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

(a)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for available for sale financial assets, other assets at fair value through profit and loss and stock based compensation, which are measured at fair value.

(b)	Basis of consolidation – subsidiaries

Subsidiaries are entities over which the Company has control. Control over an entity exists when the Company is exposed or has rights to returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations and comprehensive loss.

Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations and comprehensive loss. Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date.

(c)	Associates

An associate is an entity over which the Company has significant influence but not control and one that is neither a subsidiary nor an interest in a joint arrangement. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% if influence is exerted over policy decisions that affect the entity. The Company’s share of the net assets and net income or loss of associates is accounted for in the consolidated financial statements using the equity method of accounting.

(d)	Translation of foreign currencies

These consolidated financial statements are presented in Canadian dollars, which is the Company’s, and each of its subsidiary’s, functional currency.

Foreign currency transactions are translated into Canadian dollars using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated statement of operations and comprehensive loss.

Monetary assets and liabilities of the Company denominated in a foreign currency are translated into Canadian dollars at the rate of exchange at the statement of financial position date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average exchange rates prevailing during the period. Exchange gains and losses are included in the determination of profit or loss for the year.

(e)	Critical accounting judgments and estimation uncertainty

In applying the Company’s accounting policies in conformity with IFRS, management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities.  These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

(i)	Critical accounting judgments

The following are the critical judgments, that the Company has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements (refer to appropriate accounting policies for details).

(a)	Mineral reserves and resources

To calculate reserves and resources, the Company uses assumptions and evaluates technical, economic and geological conditions for each ore body. Measured grade of the ore and its metallurgy can have a significant effect on the carrying value of mineral properties and therefore the recoverability of costs. Future market prices for gold and copper and other commodities are also factored into valuation models. Changes to these factors can affect the recoverability of mineral properties and impairment thereto.

(b)	Impairment of assets

When there has been a decline in the fair value of an investment in marketable securities that the Company has judged to be significant or prolonged, the investment is written down to fair value and the loss is recognized in the statement of operations and comprehensive loss. For mineral properties, should the Company decide to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment at that time.

(ii)	Key sources of estimation uncertainty

(a)	Mineral properties

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

(b)	Asset retirement obligations

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

(c)	Share based payments

The factors affecting stock-based compensation include estimates of when stock options and restricted share units might be exercised and share price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the share-based instrument holders.  The Company used historical data to determine volatility in accordance with the Black-Scholes model. However, the future volatility is uncertain and the model has its limitations.

(d)	Deferred Income taxes

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that there will be sufficient taxable income in the future to recover them.

(f)	Cash and cash equivalents and short-term deposits

Cash and cash equivalents and short-term deposits consist of balances with banks and investments in money market instruments. These instruments are carried at fair value through profit or loss. Cash and cash equivalents consist of investments with maturities of up to 90 days at the date of purchase. Short-term deposits consist of investments with maturities from 91 days to one year at the date of purchase.

(g)	Investments

Investments in marketable securities accounted for as available-for-sale securities are recorded at fair value. The fair values of the investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. Increases or decreases in the market value of investments are recorded in other comprehensive income net of related income taxes. When there has been a loss in the value of an investment in marketable securities that is determined to be significant or prolonged, the investment is written down and the loss is recorded in the statement of operations and comprehensive loss.

(h)	Mineral interests

Mineral resource properties are carried at cost. The Company considers exploration and development costs and expenditures to have the characteristics of property, plant and equipment and, as such, the Company capitalizes all exploration costs, which include license acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs and all costs associated with exploration and evaluation activities relating to specific properties as incurred, until those properties are determined to be economically viable for mineral production. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to activities in a particular area of interest. The fair value of any recoveries from the disposition or optioning of a mineral property is credited to the carrying value of mineral properties.

Once a project has been established as commercially viable and technically feasible, related development expenditures are capitalized.  This includes costs incurred in preparing the site for mining operations.  Capitalization ceases when the mine is capable of commercial operations.

The actual recovery value of capitalized expenditures for mineral properties and deferred exploration costs will be contingent upon the discovery of economically viable reserves and the Company’s financial ability at that time to fully exploit these properties or determine a suitable plan of disposition.

When a decision is made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment, reclassified to development properties, and then amortized over the life of the reserves associated with the area of interest once mining operations have commenced.

(i)	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses.  The cost of property and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated closure and restoration costs associated with the asset.  Depreciation is provided using the straight-line method at an annual rate of 20% from the date of acquisition.  Residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively.

(j)	Impairment of non-financial assets

The carrying value of the Company's mineral interests is assessed for impairment when indicators of such impairment exist. If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset's value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other group of assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to comprehensive loss within the statement of operations and comprehensive loss so as to reduce the carrying amount to its recoverable amount.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of operations and comprehensive loss.

(k)	Reclamation liabilities

Provisions for environmental restoration are recognized when: (i) the Company has a present legal or constructive obligation as a result of past exploration, development or production events; (ii) it is probable that an outflow of resources will be required to settle the obligation; (iii) and the amount can be reliably estimated. Provisions do not include any additional obligations which are expected to arise from future disturbance.

Costs are estimated on the basis of a formal report and are subject to regular review.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation incorporating risks specific to the obligation using a pre-tax rate that reflects current market assessments of the time value of money. When estimates of obligations are revised, the present value of the changes in obligations is recorded in the period by a change in the obligation amount and a corresponding adjustment to the mineral interest asset.

The amortization or ‘unwinding’ of the discount applied in establishing the net present value of provisions due to the passage of time is charged to the statement of operations and comprehensive loss in each accounting period.

The ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result there could be significant adjustments to the provisions for restoration and environmental cleanup, which would affect future financial results.

Funds on deposit with third parties provided as security for future reclamation costs are included in reclamation deposits on the statement of financial position.

(l)	Income taxes

Income tax expense comprises current and deferred tax.  Current and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is measured at the rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the reporting date.  Deferred tax is not recognized for the following temporary differences; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill which is not deductible for tax purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from its functional currency.  Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability.

(m)	Stock-based compensation (options and restricted share units)

The Company applies the fair value method for stock-based compensation and other stock-based payments.  The fair value of options is valued using the Black Scholes option-pricing model and other models for the two-tiered options and restricted share units as may be appropriate. The grant date fair value of stock-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date (Note 10). The Company reviews estimated forfeitures of options on an ongoing basis.

(n)	Flow-through shares

The Company finances a portion of its exploration activities through the issuance of flow-through common shares. The tax deductibility of qualifying expenditures is transferred to the investor purchasing the shares. Consideration for the transferred deductibility of the qualifying expenditures is often paid through a premium price over the market price of the Company’s shares. The Company reports this premium as a liability on the statement of financial position and the balance is reported as share capital. At each reporting period, and as qualifying expenditures have been incurred, the liability is reduced on a proportionate basis and income is recognized in the statement of operations and comprehensive loss.

(o)	Net profit (loss) per common share

Basic profit (loss) per common share is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share which assumes that stock options and RSUs with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the year, or time of issue.  Stock options with an exercise price greater than the average quoted market price of the common shares and RSUs are not included in the calculation of diluted profit per share as the effect is anti-dilutive.

(p)	Financial assets and liabilities

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate.  When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs.  The Company determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

The Company’s financial instruments are comprised of the following:

Financial assets:	Classification:
Cash and cash equivalents	Fair value through profit or loss
Short-term deposits	Fair value through profit or loss
Amounts receivable	Loans and receivables
Investments	Available for sale

Financial liabilities:	Classification:
Accounts payable and other liabilities	Other financial liabilities

(i)	Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as fair value through profit or loss.

(ii)	Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit or loss or available for sale.  After initial measurement, loans and receivables are subsequently measured at amortized cost using the effective interest method less any allowance for impairment.  Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs.  Gains and losses are recognized in the consolidated statement of operations and comprehensive loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

(iii)	Available for sale investments:

Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized in other comprehensive income, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in other comprehensive income is recognized within the consolidated statement of operations and comprehensive loss.

(iv)	Fair value:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

(v)	Impairment of financial assets:

Financial assets are assessed for indicators of impairment at each financial reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the instrument have been impacted. Evidence of impairment could include:

•           significant financial difficulty of the issuer or counterparty; or
•           default or delinquency in interest or principal payments; or
•           it becoming probable that the borrower will enter bankruptcy or financial re-organization.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In the case of an impairment loss reversal being recorded for available-for-sale marketable securities, the reversal is recorded in other comprehensive income.

(q)	New accounting standards not yet adopted

New standards and amendments to standards that are relevant to the Company and effective for annual periods beginning on or after January 1, 2016, that have not been applied in preparing these consolidated financial statements are:

IAS 1, Presentation of Financial Statements (“IAS 1”) introduces amendments to improve presentation and disclosure in financial statements. The amendments are effective for annual periods beginning on or after 1 January 2016. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments to have a material impact on the financial statements.

IFRS 9, Financial instruments (“IFRS 9”) introduces new requirements for classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. Early adoption is permitted and the new standard must be applied retrospectively, with some exceptions. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

Amendments to IFRS 11, Joint Operations (“IFRS 11”) requires business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business and apply prospectively for annual periods beginning on or after January 1, 2016. The Company will adopt the amendments to IFRS 11 in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments to have a material impact on the financial statements.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) will replace IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

Amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets state that revenue-based methods of depreciation cannot be used for property, plant and equipment and the amendments in IAS 38 introduce the supposition that the use of revenue-based amortization methods for intangible assets is inappropriate. The Company will adopt the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments will have a material impact on the financial statements upon adoption.

4.	Cash and cash equivalents and short-term deposits

($000’s)	December 31, 2015	December 31, 2014
Cash and cash equivalents	990	256
Short-term deposits	14,540	6,037
	15,530	6,293

Short-term deposits consist of Canadian Schedule I bank guaranteed notes with terms from 91 days up to one year but are cashable in whole or in part with interest at any time to maturity.  All of the cash and cash equivalents are held in a Canadian Schedule I bank.

5.	Amounts receivable and prepaid expenses

($000’s)	December 31, 2015	December 31, 2014
Provincial tax credits	-	4,246
HST	249	389
Prepaid expenses	316	229
Other receivables	-	228
	565	5,092

6.	Investments

($000’s)	January 1, 2015	Acquisitions	Dispositions	Gain on Disposition	Gain (loss) of associates	Impairment	Comprehensive gain	December 31, 2015
Available-for-sale investments	3,246	-	(294)	28	-	(346)	97	2,731
Investment in associate	1,651	-	-	-	202	(545)	-	1,308
	4,897	-	(294)	28	202	(891)	97	4,039

($000’s)	January 1, 2014	Acquisitions	Dispositions	Gain on Relassification	Gain (loss) of associates	Impairment	Comprehensive loss	December 31, 2014
Available-for-sale investments	5,179	1,581	(2,082)	1,144	(403)	(1,067)	(1,106)	3,246
Investment in associate	1,924	103	-	-	(207)	(169)	-	1,651
	7,103	1,684	(2,082)	1,144	(610)	(1,236)	(1,106)	4,897

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. These available-for- sale financial assets are recorded at fair value of $2.7 million (2014 - $3.2 million) on the statements of financial position. The Company disposed of $0.3 million of these investments during 2015 and recognized a marginal gain. Also in 2015, the Company determined that the recoverability of some of its remaining available-for-sale investments was impaired and recorded a $0.3 million (2014 - $1.1 million) charge to the statement of operations and comprehensive loss.

The Company holds one investment in an associate that is accounted for on the equity basis. During the year ended December 31, 2015, the Company recorded its proportionate share of the net income of the associate of $0.2 million (2014 – $0.2 million loss) within other gains on investments on the statement of operations and comprehensive income and, at December 31, 2015, after recognizing an impairment to the recoverability of the investment of $0.5 million (2014 - $0.2 million), carried the investment at $1.3 million on the statement of financial position.

The Company had previously accounted for the investment at fair value as it was classified as an available-for-sale asset.  During 2014, the Company obtained significant influence over this investment and on reclassification from available-for-sale to associate the Company recognized a gain of $0.6 million on the statement of operations and comprehensive loss. The gain was comprised of $1.3 million of deferred gains, previously recognized in accumulated other comprehensive income and $0.7 million loss in the first fiscal quarter of 2014, representing the change in fair value of the investment during the period, prior to obtaining significant influence.

7.	Mineral Interests

Mineral interest expenditures on projects are considered as exploration and evaluation and their related costs consist of the following:

($000’s)	Balance,	Expenditures	Recoveries	Impairment	Balance,
	January 1, 2015	2015	2015	2015	December 31, 2015
KSM	191,929	18,000	-	-	209,929
Courageous Lake	67,471	627	-	-	68,098
Nevada Projects	350	-	-	(350)	-
Grassy Mountain	771	-	-	-	771
	260,521	18,627	-	(350)	278,798

($000’s)	Balance,	Expenditures	Recoveries	Impairment	Balance,
	January 1, 2014	2014	2014	2014	December 31, 2014
KSM	165,196	30,852	(4,119)	-	191,929
Courageous Lake	66,585	886	-	-	67,471
Nevada Projects	2,882	-	(95)	(2,437)	350
Grassy Mountain	771	-	-	-	771
	235,434	31,738	(4,214)	(2,437)	260,521

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)         KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the KSM property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.- now Glencore plc) which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study. In April 2006, the Company reacquired the exploration rights to the KSM property from Falconbridge. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value of $3,140,000 excluding share issue costs.  The Company also issued 2 million warrants to purchase common shares of the Company with an exercise price of $13.50 each. The 2,000,000 warrants were exercised in 2007 and proceeds of $27,000,000 were received by the Company.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use.  The terms of the agreement required the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years commencing on closing of the agreement.  The property is subject to a 4.5% net smelter royalty from which the advance royalties are deductible. The purchase agreement closed in September 2009, with the payment of $1 million in cash, the issuance of 75,000 shares valued at $2,442,750 and the payment of the first year’s $100,000 advance royalty.

In February 2011, the Company acquired a 100% interest in adjacent mineral claims mainly for mine infrastructure purposes for a cash payment of $675,000, subject to a 2% net smelter returns royalty on these adjacent claims.

In 2011 and 2012, the Company completed agreements granting a third party an option to acquire a 2% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $160 million or US$200 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project.

In 2014, approval of an environmental assessment application, submitted to provincial and federal regulators in 2013 was obtained. Also in 2014, the Company applied for $4.1 million of refundable provincial tax credits related to exploration expenditures incurred in 2011 at KSM and the recovery was credited to mineral properties and a corresponding receivable was recognized on the December 31, 2014 statement of financial position. In 2015 the Company collected the funds.

In 2015, $18 million of expenditures were incurred on the KSM project as the Company finalized the analysis of the resource update on Deep Kerr and Iron Cap Lower Zone from the 2014 exploration drilling and executed the 2015 exploration and drilling program.

b)         Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

In 2004, an additional property was optioned in the area.  Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year up to a total of $1,250,000.  The Company has made $950,000 in payments and is committed to make three additional annual payments until 2017. The property may be purchased outright at any time with the accelerated payment of the remaining balance.

In 2015, the Company incurred $0.6 million of exploration and other costs completing a limited exploration program while the Company continues its primary focus on exploration programs at KSM.

c)         Grassy Mountain

In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000.

In April 2011, the Company announced that an agreement had been reached to option the Grassy Mountain project to Calico Resources Corp. (“Calico”) which was subsequently amended in 2013. In the original agreement, in order to exercise the option, Calico was to issue to the Company (i) two million of its common shares following TSX Venture Exchange approval; (ii) four million of its common shares at the first anniversary, and (iii) eight million of its shares when the project has received the principal mining and environmental permits necessary for the construction and operation of a mine.  The Company received the first two million common shares of Calico in 2011 and a value of $740,000 was recorded as a reduction to the carrying value of the mineral properties. In February 2013, the agreement was amended to allow for an accelerated exercise of the option and Calico issued 6,433,000 common shares and 4,567,000 special warrants to acquire a 100% interest in the Grassy Mountain project. Each special warrant was exercisable to acquire one common share of Calico for no additional consideration. The fair value of the shares and special warrants reduced the carrying value of the mineral properties at the time of receipt of the securities. During 2013 and 2014, the Company elected to convert all of the special warrants into common shares.

In addition to the shares and special warrants received as consideration, after the delivery of a National Instrument 43-101 compliant feasibility study on the project, Calico must either grant the Company a 10% net profits interest or pay the Company $10 million in cash, at the sole election of the Company. Following the de-recognition of the Grassy Mountain net assets, in 2013, a value of $771,000 has been retained within mineral properties.

d)	Nevada Projects

In June 2011, the Company entered into an agreement letter of intent with Golden Predator Corp. pursuant to which the Company and Golden Predator Corp., would contribute a portfolio of mineral properties into a new private company called Wolfpack Gold Corp. (“Wolfpack”). The transaction was closed on June 26, 2012 and certain properties were transferred to Wolfpack, from the Company, while others were optioned. In total, 5,506,500 shares of Wolfpack were received as consideration for the optioned and transferred properties.

In 2014, the Company was notified that the option to purchase Four Mile Basin and Liberty Springs would be discontinued. The Company decided not to continue to carry the maintenance costs of these claims and determined that the recoverability of the carrying costs was impaired and charged the statement of operations $2.4 million in that year. Similarly, in the current year, the Company was notified that the remaining option on Castle Black Rock would be discontinued and the Company fully impaired the remaining carrying cost of the Nevada projects.

e)	Other mineral properties

(i) Red Mountain

In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

The Company assumed all liabilities associated with the assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

In 2014, the Company entered into an agreement with IDM Mining (“IDM”) to option the Red Mountain Project. In order to exercise its option, IDM paid the Company $1 million in 2014 and another $1 million in 2015. IDM also issued to the Company 4,955,500 common shares, the fair value of which was $1.5 million, and was recorded in investments on the statement of financial position. IDM is also obligated to spend $7.5 million on the Red Mountain Project over a three year period. At the time of the receipt of the cash and shares mentioned above, there was no carrying value recorded for Red Mountain, as all historical acquisition and exploration costs had been fully recovered through option payments and other recoveries and as such, the $1 million received in 2015 and the combined value of the cash and shares of $2.5 million received in 2014 has been recorded on the statement of operations and comprehensive loss as a gain on the disposition of mineral properties in the respective years.

(ii) Quartz Mountain

In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and a 0.5% net smelter royalty interest was granted to an unrelated party as a finder’s fee.

In 2011, subject to an agreement between the Company and Orsa Ventures Corp. (“Orsa”) the Company granted Orsa the exclusive option to earn a 100% interest in the Quartz Mountain gold property and all of Seabridge's undivided 50% beneficial joint venture interest in an adjacent peripheral property. The agreement stipulated that Orsa would pay the Company $0.5 million on or before the fifth day following regulatory approval of the option agreement and make staged payments of $5 million in cash or common shares of Orsa, at the discretion of the Company. In 2013, Alamos Gold Inc. (“Alamos”) acquired Orsa and its option to acquire Quartz Mountain and the Company received the next staged payment of $2 million from Alamos. There is no carrying value recorded for Quartz Mountain as all historical acquisition and exploration costs have been fully recovered through option payments and other recoveries.

Upon the completion of a feasibility study, Alamos must pay the Company $3 million and either an additional $15 million or provide a 2% net smelter return royalty on production at Quartz Mountain, at the option of the Company.

8.	Accounts payable and accrued liabilities

($000’s)	December 31, 2015	December 31, 2014
Trade payables	1,104	3,545
Trade and other payables due to related parties	88	56
Non-trade payables and accrued expenses	200	136
	1,392	3,737

9.	Provision for reclamation liabilities

($000’s)	December 31, 2015	December 31, 2014
Beginning of the year	1,349	1,349
Accretion	18	17
Current year adjustment	(38)	(17)
End of the year	1,329	1,349

The Company’s policy on providing for reclamation obligations is described in Note 3. Although the ultimate costs to be incurred are uncertain, the Company’s estimates are based on independent studies or agreements with the related government body for each project using current restoration standards and techniques.  The estimate of the asset retirement obligations, as at December 31, 2015, was calculated using the total estimated undiscounted cash flows, of $1.5 million (December 31, 2014 - $1.5 million) required to settle estimated obligations and expected timing of cash flow payments required to settle the obligations in 2024.  The discount rate used to calculate the present value of the reclamation obligations was 1.4% at December 31, 2015 (1.25% - December 31, 2014). The Company has placed a total of $1.6 million (December 31, 2014 - $1.6 million) on deposit with financial institutions that are pledged as security against the reclamation provision.

10.  Shareholders’ equity

($000’s)	December 31, 2015	December 31, 2014
Share capital	325,624	295,545
Stock based compensation	22,591	29,197
Contributed surplus	22,707	15,061
Deficit	(89,075)	(80,009)
Accumulated other comprehensive income	137	40
	281,984	259,834

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value.  No preferred shares have been issued or were outstanding at December 31, 2015 and December 31, 2014.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company.  The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended December 31, 2015. The Company considers its capital to be share capital, stock based compensation, contributed surplus and deficit.

On October 30, 2015, the Company issued 1,800,000 common shares of the Company, through a non-brokered private placement, at a price of $8.10 per share raising gross proceeds of $14.6 million.

On April 7, 2015 the Company issued 1,610,000 flow-through common shares, at $10.17 per share, raising gross proceeds of $16.4 million. The purchase price represented a 22% premium over the market price of the Company’s shares on that date. Share issuance costs of $1.0 million were incurred in relation to the offering and have been included in equity. The Company has committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and transfer the deductibility to the purchasers of the flow-through shares.  The effective date of the renouncement is December 31, 2015. The $2.9 million premium has been recognized as a liability on the statement of financial position and the balance was recorded as share capital. At each reporting period, and as qualifying expenditures are incurred, the liability is reduced on a proportionate basis and income is recognized on the statement of operations and comprehensive income. In the period April 8, 2015 to December 31, 2015, $2.0 million of the premium was recognized through other income on the statement of operations and comprehensive income for the proportionate amount of qualifying expenditures made relative to the $16.4 million commitment.

On July 22, 2014 the Company issued 1,150,000 flow-through common shares, at $12.00 per share, raising gross proceeds of $13.8 million. The purchase price represented a 29% premium over the market price of the Company’s shares on that date. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and transfer the deductibility to the purchasers of the flow-through shares.  The effective date of the renouncement of these expenditures was December 31, 2014. The full premium of $3.1 million was initially recognized as a liability on the statement of financial position and the balance was recorded as share capital. At each reporting period, and as qualifying expenditures were incurred, the liability was being reduced on a proportionate basis and income was recognized on the statement of operations and comprehensive loss. In the period July 22, 2014 to December 31, 2014 $2.2 million of the premium was recognized through other income on the statement of operations for the proportionate amount of qualifying expenditures made relative to the $13.8 million commitment. The remaining $0.9 million liability was amortized and recorded as income on the statement of operations and comprehensive loss in 2015 based on qualifying expenditures in the current year. Share issuance costs of $0.9 million were incurred in 2014 in relation to the offering and have been included in equity.

On December 10, 2013 the Company issued 1,500,000 flow-through common shares, at $11.17 per share, raising gross proceeds of $16.8 million. The purchase price represented a 46.6% premium over the market price of the Company’s shares on that date. The Company has renounced its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financing and has transferred the deductibility to the purchasers of the flow-through shares.  The premium of $5.3 million was initially recognized as a liability on the statement of financial position and the balance was recorded as share capital. At each reporting period, and as qualifying expenditures were incurred, the liability was reduced on a proportionate basis and income is recognized on the statement of operations and comprehensive loss. Share issuance costs of $1.1 million were incurred in 2013 in relation to the offering and have been included in equity. The Company incurred the full $16.8 million of qualifying expenditures in 2014 and the premium has been fully amortized through the statement of operations and comprehensive loss.

The Company provides compensation to directors and employees in the form of stock options and a Restricted Share Units (“RSU”), plan implemented in 2013.

Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the Common Shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity.

Pursuant to the Company’s RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU. The life of the RSU is not to exceed two years.

Stock option and RSU transactions were as follows:

	Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000’s)	RSUs	Amortized Value of RSUs ($000’s)	Stock-based Compensation ($000’s)
Outstanding January 1, 2015	3,240,000	17.62	27,427	355,000	1,770	29,197
Granted	840,000	9.93	1,698	94,000	1,826	3,524
Exercised option or vested RSU	-	9.90	-	(263,250)	(2,583)	(2,583)
Cancelled	-	9.63	-	(2,500)	(24)	(24)
Expired	(495,000)	29.75	(7,646)	-	-	(7,646)
Amortized value of stock based compensation
granted in prior years	-	-	123	-	-	123
Outstanding December 31, 2015	3,585,000	14.15	21,602	183,250	989	22,591

Exercisable at December 31, 2015	2,888,333			-

	Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000’s)	RSUs	Amortized Value of RSUs ($000’s)	Stock-based Compensation ($000’s)
Outstanding January 1, 2014	2,925,000	21.11	26,734	235,000	84	26,818
Granted	750,000	10.32	3,181	272,500	1,099	4,280
Exercised option or vested RSU	-	-	-	(152,500)	(1,472)	(1,472)
Cancelled	(400,000)	28.98	(5,373)			(5,373)
Expired	(35,000)	23.02	(455)	-	-	(455)
Amortized value of stock based compensation	-	-	-	-	-	-
granted in prior years	-	-	3,340	-	2,059	5,399
Outstanding December 31, 2014	3,240,000	17.62	27,427	355,000	1,770	29,197

Exercisable at December 31, 2014	3,046,666			-

The outstanding share options at December 31, 2015 expire at various dates between March 2016 and December 2020.  A summary of options outstanding, their remaining life and exercise prices as at December 31, 2015 is as follows:

	Options Outstanding		Options Exercisable
Exercise price	Number	Remaining	Number
	outstanding	contractual life	Exercisable
$30.42	150,000	3 months	150,000
$21.98	545,000	11 months	545,000
$21.54	10,000	1 years 2 months	10,000
$14.70	100,000	1 year 6 months	100,000
$17.32	180,000	1 years 8 months	180,000
$17.52	155,000	1 years 11 months	155,000
$12.60	705,000	2 years 2 months	705,000
$12.91	100,000	2 years 5 months	100,000
$8.00	50,000	3 years	50,000
$10.36	700,000	3 years 3 months	700,000
$9.72	50,000	3 years 6 months	50,000
$9.00	475,000	4 years 4 months	-
$11.13	365,000	5 years	143,333

	3,585,000		2,888,333

In April 2015, 475,000 five-year options to purchase common shares of the Company, with a fair value of $1.4 million, were granted to members of the Board of Directors. These options have an exercise price of $9.00 and were subject to shareholder approval which was obtained in June 2015. Vesting of these options is subject to the Company entering into a major transaction on one of the Company’s two core assets. The fair value of these options is being amortized over the service life of the options.

In December 2015, 365,000 five-year options, with an exercise price of $11.13, to purchase common shares of the Company were granted to members of management. These options had a fair value of $2 million. Of the total granted, 235,000 options vest over a two year period. Of the remaining 130,000 options, one half of them vested on December 31, 2015 and the second half will vest upon the Company entering into a major transaction on one of the Company’s two core assets.

In the quarter ended March 31, 2014, 700,000 five-year options were granted to seven directors of the Company at an exercise price of $10.36 and a fair value of $3.52 per option. The exercise price represented a 20% premium to market at the time of the grant. This grant was approved by shareholders in June 2014 and the vesting was subject to the earlier of a major transaction on one of the Company’s two core assets or receipt of environmental assessment and environmental impact statement certificates for the KSM project. In the second quarter of 2014, 50,000 options were granted to a director of the Company with an exercise price of $9.72 and a fair value of $4.45 per option. The fair value of these options was amortized over the service life of the options.

In 2014, 400,000 options that were granted in 2010 and 2011 were cancelled. All of the fair value attributed to these options had been expensed prior to the time of cancellation.

The fair value of the options granted that vest over time is estimated on the dates of grant using a Black Scholes option-pricing model with the following assumptions:

	2015	2014
Dividend yield	Nil	Nil
Expected volatility	51-57%	52%
Risk free rate of return	0.7%-1%	1.6%-1.7%
Expected life of options	5 years	4.75-5 years

The Board granted 235,000 RSUs in 2013 to non-director members of senior management. The RSU Plan along with the 2013 grants were subject to regulatory and shareholder approval. Shareholder and regulatory approvals were obtained in 2014. The fair value of the grants, of $2.3 million, was estimated at the date all regulatory approvals were obtained and were amortized over the service periods that varied from six to eighteen months from the date of the grant, depending on certain corporate objectives being met.

In 2014, the Board granted 272,500 RSUs to non-director members of senior management. The fair value of the grants, of $2.6 million, was estimated as at the grant date and is being amortized over the expected service period of the grants. The expected service periods vary from one to fourteen months from the date of the grant depending on certain corporate objectives being met. During 2014, 152,500 RSUs fully vested and were exchanged for shares of the Company.

In 2015, the Board granted 94,000 RSUs to members of management. The fair value of the grants, of $1.0 million, was estimated as at the grant date and is being amortized over the expected service period of the grants. The expected service periods vary from one to nine months from the date of the grant depending on certain corporate objectives being met. In 2015, 263,250 RSUs vested and were exchanged for common shares of the Company.

11.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

 Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets and liabilities as at December 31, 2015 and December 31, 2014 are cash and cash equivalents, short-term deposits, amounts receivable,  available-for-sale investments, and accounts payable and accrued liabilities. Other than investments, the carrying values approximate their fair values due to the immediate or short-term maturity of these financial instruments and are classified as a Level 1 measurement. The Company’s available-for-sale investments are measured at fair value based on quoted market prices and are classified as a level 1 measurement.

The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk
The Company's credit risk is primarily attributable to short-term deposits, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2015, the Company had a cash and cash equivalents and short-term deposits balance of $15.5 million (2014 - $6.3 million) for settlement of current liabilities of $1.4 million, excluding the flow-through share premium. The Company is committed to spend $5.5 million on qualifying exploration expenditures in fulfillment of the April 15, 2015 flow-through financing and will incur $0.8  million to maintain its mineral property claims in good standing. The short-term deposits are various guaranteed accounts and are redeemable, in whole or in part, with interest at any time. All of the Company's current financial liabilities have contractual maturities of 30 days and are subject to normal trade terms. The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions.

Market Risk
(a) Interest Rate Risk
The Company has no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.  The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b) Foreign Currency Risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars.  The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk. As at December 31, 2015 the Company had no foreign currency denominated financial instruments.

(c) Investment Risk
The Company has investments in other publicly listed exploration companies which are included in investments.  These shares were received as option payments on certain exploration properties the Company owns. In addition, the Company holds $2.2 million in a gold exchange traded receipt that is recorded on the statement of financial position in investments.  The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

12.	Corporate and administrative expenses

($000’s)	2015	2014
Employee compensation	3,459	2,509
Stock-based compensation	3,647	9,679
Professional fees	897	734
General and administrative	1,407	1,169
	9,410	14,091

13.	Related party disclosures

Compensation to key management personnel of the Company:

($000’s)	2015	2014
Compensation of directors:
Directors fees	363	316
Services	113	86
Stock-based compensation	283	2,375
	759	2,777

Compensation of key management personnel:
Salaries and consulting fees	3,107	2,170
Stock-based compensation	2,138	4,816
	5,245	6,986
Total remuneration of directors and key management personnel	6,004	9,763

14.	Income taxes

('000s')	2015	2014
Current tax expense	11	18
Deferred tax expense	2,689	5,881
	2,700	5,899

Tax recovery recognized directly in equity
('000s')	2015	2014
Financing costs	289	243

In 2015, the Company recognized income tax expense of $2.7 million (2014 - $5.9 million) primarily related to a deferred tax expense arising due to the renouncement of expenditures related to 2014 and 2015 flow-through shares which are capitalized for accounting purposes, offset partially by a deferred tax recovery arising from the losses in the current year and 2014.

Rate Reconciliation
The provision for income tax differs from the amount that would have resulted by applying the combined Federal and Ontario and Northwest Territories statutory income tax rates of 26.29% (2014 - 26.44%)

('000s')	2015	2014
Loss before income taxes	(6,366)	(7,124)
	26.29%	26.44%
Tax recovery calculated
using statutory rates	(1,674)	(1,884)
Non-deductible items	198	570
Difference in foreign tax rates	(37)	(303)
Change in deferred tax rates	(65)	(33)
Movement in tax benefits not recognized	(191)	527
Branch tax	11	16
Renouncement of flow-through expenditures	4,027	6,972
Prior period adjustment	427	37
Other	3	(3)
Income tax expense	2,700	5,899

Deferred Income Tax
The following table summarizes the components of deferred income tax:

('000s')	December 31, 2015	December 31, 2014
Deferred tax assets
Property and equipment	63	63
Provision for reclamation liabilities	349	362
Financing costs	583	664
Non-capital loss carryforwards	13,200	10,728

Deferred tax liabilities
Mineral interests	(29,036)	(24,247)
	(14,841)	(12,430)

Unrecognized Deferred Tax Assets
Deferred income tax assets have not been recognized in respect of the following:

('000s')	December 31, 2015	December 31, 2014
Investments in subsidiaries	4,422	4,847
Marketable securities	1,360	1,598
Loss carry forwards	735	451
Investment tax credits	1,481	1,898
Foreign tax credits	16	16
Mineral properties	454	357

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under the current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit would be available against which the Company can utilize the benefits there from.

Income Tax Attributes
As at December 31, 2015, the Company had the following Canadian income tax attributes to carry forward:

	Amount ('000s')	Expiry date
Canadian non-capital losses	51,339	2035
Canadian capital losses	885	Indefinite
Canadian tax basis of mineral interest	168,054	Indefinite

US non-capital losses	160	2035
US capital losses	758	2020
US tax basis of mineral interest	1,725	Indefinite

15.	Commitments

($000’s)	Payments due by period
	Total	2016	2017-18	2019-20	After 2020
Mineral interests	7,987	793	2,186	2,404	2,604
Flow-through expenditures	5,451	5,451	-	-	-
Business premises operating lease	187	132	55	-	-
	13,625	6,376	2,241	2,404	2,604

The Company is committed to spend $5.5 million in 2016 on qualifying exploration expenditures in fulfillment of agreements with subscribers of 1,610,000 flow-through shares issued in April 2015 (see note 10).